    As filed with the Securities and Exchange Commission on October 26, 2000

                                                      Registration No. 333-39654
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                         POST-EFFECTIVE AMENDMENT NO. 2
                                       ON
                                    FORM S-3
                                       TO
                                   FORM SB-2


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              --------------------
                       COMPUTERIZED THERMAL IMAGING, INC.
             (Exact name of Registrant as specified in its charter)

                NEVADA                                      87-0458721
    (State or other jurisdiction of              (I.R.S. Employer Identification
    incorporation or organization)                           Number)

          476 HERITAGE PARK BOULEVARD, SUITE 210, LAYTON, UTAH 84041,
                                 (801) 776-4700
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               KEVIN PACKARD, CFO
          476 HERITAGE PARK BOULEVARD, SUITE 210, LAYTON, UTAH 84041,
                                 (801) 776-4700
          (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                WITH A COPY TO:
 ROBERT F. HOYT, ESQ. AND ROGER J. PATTERSON, ESQ., WILMER, CUTLER & PICKERING
                  2445 M STREET, N.W., WASHINGTON, D.C. 20037,
                                 (202) 663-6000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this amendment to this Registration Statement has been declared effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED
                                                                    MAXIMUM
                                                                OFFERING PRICE       PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF REGISTRATION       AMOUNT TO BE            PER SHARE        AGGREGATE OFFERING
     SECURITIES TO BE REGISTERED            REGISTERED              (1)(2)             PRICE (1)(2)          AMOUNT OF FEE
--------------------------------------  -------------------   -------------------   -------------------   -------------------
Common Stock to be Resold (3):
Shares Outstanding....................      16,129,153               $9.50             $153,226,954           $40,451.92
Shares Underlying Resale Warrants.....       6,381,963               $9.50             $ 60,628,649           $16,005.96
Shares Underlying Resale Options......         916,222               $9.50             $  8,704,109           $ 2,297.88
                                            ----------                                 ------------           ----------
Total.................................      23,427,338                                 $222,559,712           $58,755.76
                                            ==========                                 ============           ==========

--------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).(1)

(2) Based upon the average of the bid and ask prices of the Common Stock reported on the OTC Bulletin Board on June 15, 2000 for shares registered pursuant to our Registration Statement on Form SB-2, Registration
    No. 333-39654.

(3) Common Stock to be Resold includes shares of the Common Stock underlying outstanding securities which are exercisable for or convertible into the Common Stock which have not yet been exercised or converted.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

--------------------------
1 The Prospectus herein is a combined Prospectus that includes the Prospectus for our previous Registration Statement on Form SB-2, Registration No. 333-47237, and carries forward 5,975,615 shares for which we previously paid a fee of $1,455.39.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this Prospectus is not complete and may be changed. The selling security holders may not sell these securities until an amendment relating to the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED OCTOBER 26, 2000.


                       COMPUTERIZED THERMAL IMAGING, INC.
                       27,667,289 SHARES OF COMMON STOCK

    This Prospectus relates to the resale of our Common Stock by selling stockholders listed on Page 23.

    Our common stock trades on the over-the-counter Bulletin Board of the NASD, also called the OTC.BB, under the trading symbol: COII. On October 10, 2000, the closing bid for our common stock as reported on the OTC.BB was $4.28125 per share.

                            ------------------------

    RISK FACTORS. OUR COMMON STOCK IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER OUR RISK FACTORS SECTION BEGINNING ON PAGE 8 BEFORE MAKING AN INVESTMENT DECISION.

                            ------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offense.

                            ------------------------


                THE DATE OF THIS PROSPECTUS IS OCTOBER 27, 2000

                              CAUTIONARY STATEMENT

    You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The selling security holders are offering to sell, and seeking offers to buy, shares of Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of Common Stock.

                               TABLE OF CONTENTS

Available Information.......................................      3
Summary of Information in the Prospectus....................      4
Risk Factors................................................      7
Use of Proceeds.............................................     14
Price Range of Our Common Stock.............................     14
Description of Securities...................................     14
Plan of Distribution........................................     19
Selling Stockholders........................................     20
Legal Matters...............................................     27
Experts.....................................................     27
Material Changes............................................     27
Information Incorporated into this Prospectus...............     28

                             AVAILABLE INFORMATION

    We are subject to the reporting requirements of the Securities and Exchange Commission (the "Commission"). We file periodic reports, proxy statements and other information with the Commission under the Securities Exchange Act of 1934. We will provide, without charge, to each person who receives a copy of this filing, upon written or oral request, a copy of any information that is incorporated by reference herein (not including exhibits to the information that are incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Requests should be directed to: Computerized Thermal Imaging, Inc., Attn: Kevin L. Packard, CFO, 476 Heritage Park Boulevard, Suite 210, Layton, Utah 84041, voice: (801) 776-4700, fax: (801) 776-6440. Our
Internet address is www.cti-net.com. However, the information contained on our web site is not part of this document.

    We have filed a Registration Statement on Form SB-2 under the Securities Act of 1933 with the Commission in connection with the securities offered by this Prospectus. This Prospectus does not contain all of the information that is in the Registration Statement. For further information with respect to us and the Registration Statement, you may inspect without charge, and copy our filings, at the public reference room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Information about the public reference room is available from the Commission by calling 1-800-SEC-0330.

    The Commission maintains a web site on the Internet that contains reports, proxy statements and other information regarding issuers that file electronically with the Commission. The Internet address of the site is www.sec.gov. Visitors to the site may access such information by searching the EDGAR archives on this web site.

                    SUMMARY OF INFORMATION IN THE PROSPECTUS

    This Summary highlights selected information about us. To understand this offering fully, you should read the entire Prospectus carefully, including the Risk Factors beginning on Page 8 and the Financial Statements filed as part of our Annual Reports on Form 10-KSB for the years ended June 30, 1999 and June 30, 2000.

    We were incorporated on June 10, 1987 in the State of Nevada. In 1988 we acquired substantially all of the assets of Thermal Imaging, Inc. that consisted of certain intellectual property regarding thermal imaging technology. We are presently a development stage company and have not yet had revenues from operations or sales of any magnitude related to our medical imaging equipment. Our Breast Imaging System is presently undergoing clinical trial testing that is required for FDA approval. In April 2000, we acquired Bales Scientific, Inc., a medical and industrial imaging equipment company, that had revenues of $893,247 for the 12-month period ended January 31, 2000 and $329,283 for the period beginning April 18, 2000 and ending June 30, 2000.

    References to us in this Prospectus include our wholly-owned subsidiary Bales Scientific, Inc. ("Bales") and our 97.9%-owned subsidiary, Computerized Thermal Imaging Company. ("CTICO").

OUR PRODUCTS AND SERVICES

    We integrate computer hardware, proprietary software, and sophisticated heat sensing cameras to create systems that produce, interpret, and catalogue computerized thermal images for medical applications. Unlike most other imaging modalities, our computerized thermal imaging systems photograph how the body functions, in contrast to how it is structured, allowing painless, noninvasive detection of physiology-based disorders. Through Bales, we design, manufacture and sell high resolution, dynamic, digital infrared Imaging Workstations and related products for both medical and industrial applications. Specialized cameras developed as part of these workstations are integral components of our Breast Imaging and General Use Systems ("Medical Imaging Systems"). Our Breast Imaging System will initially serve as a non-invasive, painless adjunct to mammography. Our General Use System will function as a general diagnostic tool to help healthcare payers identify and reduce fraudulent workers' compensation claims. Our recently introduced Photonic Stimulators are used to increase blood flow and circulation in the treatment of chronic pain. Industrial application of our imaging systems include non-destructive inspection of aging aircraft, electronics, composites, metals and other advanced materials, as well as breakthroughs in the inspection of turbine blades of large power-generation equipment.

    Our revenue model offers our Medical Imaging Systems on a fee-per-use, maintenance-included, basis to create strong adoption incentives for healthcare providers burdened with large, often unexpected, maintenance costs and capital budgets. Due to the recent occurrence of our acquisition of Bales, we have not yet established a revenue model for our Photonic Stimulators and Imaging Workstations or assessed the marketability of these products for industrial and medical application. Such models and assessments are part of our plans for the coming fiscal year.

    TRW, Inc. ("TRW") is our primary systems development vendor, Battelle Memorial Institute ("BATTELLE") is our principal systems engineer and Informix Corporation ("INFORMIX") is our primary software database provider.

OUR MEDICAL IMAGING SYSTEMS

    To date, we have developed the following significant technologies: (1) our proprietary climate-controlled examination unit designed to enhance patient comfort and facilitate reproducible tests; (2) our controlled, dynamic imaging protocol that produces consistent results; (3) our patent-pending statistical model (algorithms) that detects physiological irregularities; and (4) our infrared imaging and analysis hardware, including our sophisticated heat-sensing camera, designed and manufactured by Bales. These developments can be generally segregated into our two principal products, our Breast Imaging and General Use Systems (jointly referred to herein as "Medical Imaging Systems"). These systems are configured to address the premier healthcare issue for women and the growing workers' compensation market, respectively. Our Breast Imaging System serves as a non-invasive, painless adjunct to mammography, whereas, our General Use System functions as a general diagnostic tool to assist in the diagnosis and treatment of musculo-skeletal disorders and help healthcare payers identify and reduce fraudulent workers' compensation claims. Each system integrates computer hardware, proprietary software, and sophisticated heat-sensing cameras to create systems that produce, interpret, and catalogue computerized thermal images for medical applications.

    Established medical imaging modalities, such as mammography, create anatomical snapshots, but do not expose dynamic, functional disorders. Mammography may detect the presence of a breast tumor, but whether it functions as a cancer remains the task of a biopsy. We believe that our computerized thermal imaging technology can complement other diagnostic modalities to reduce the number of benign biopsies.

    Our Medical Imaging Systems operate on the premise that every externally or internally triggered physiological event causes an associated, measurable caloric heat-releasing response. Medical science has sufficiently established the body's thermatome or "temperature map" as a source for reliable physiological clues. Abnormal caloric activity stimulates the body's temperature and thermal regulating systems and creates a physiological response detectable by sophisticated heat-sensing equipment. However, unlike most other imaging modalities, our Medical Imaging Systems record indications of how the body functions, in contrast to how it is structured, thereby, allowing quantitative observation and interpretation of irregularities in the body's thermal regulatory systems. In a controlled environment, we believe our Medical Imaging Systems can dynamically record the skin's response over time, compare it to a statistically valid model of "normal" and "abnormal" responses, and reliably infer a problem with the performance (not the structure) of an organ or body part. Our Medical Imaging Systems complement standard structural images with functional images in order to generate new insights into breast cancer activity and the progression of pain in the body.

    In the end, we believe data generated by our Medical Imaging Systems will allow physicians to find and monitor the progress of many diseases, disorders, and injuries that may go undetected through conventional dense tissue/skeletal imaging modalities such as X-ray, Computed Tomography, Magnetic Resonance, and Ultrasound technologies.

    Neither of our Medical Imaging Systems involves harmful radiation, uncomfortable breast compression, electrical shocks, or any other discomfort. Furthermore, our Medical Imaging Systems have no contraindications, making them uniquely suited to post-surgical and post-therapeutic monitoring to track recovery or potential tumor recurrence.

    In addition to our Medical Imaging Systems, and as a consequence of our acquisition of Bales, we design, manufacture and sell high resolution, dynamic, digital infrared imaging workstations and related products for both medical and industrial applications. Specialized cameras developed as part of these workstations are integral components of our Medical Imaging Systems. Our recently introduced Photonic Stimulators are used to improve vascularity and increase blood flow circulation in the treatment of pain. Industrial application of our imaging systems include non-destructive inspection of aging aircraft, electronics, composites, metals and other advanced materials, as well as breakthroughs in the inspection of turbine blades of large power-generation equipment.

FDA APPROVAL

    Our Breast Imaging and General Use Systems qualify as medical devices under 21 U.S.C. 321(h) because they are intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease and do not interact chemically with the body. Typically, low risk, Class I or Class II devices that are substantially similar to approved products already on the market can obtain FDA clearance by the agency's pre-market notification known as a 510(k) filing. Sophisticated instruments that entail significant risk are generally classified as Class III devices and require manufacturers to submit a Pre-Market Application ("PMA") to the FDA. A PMA is much more complex and time-consuming to prepare than a 510(k) filing. A PMA typically contains a significant quantity of clinical testing, manufacturing and other data, all of which are carefully scrutinized by the FDA to demonstrate the product's safety, reliability and effectiveness.

    We do not believe that either of our Medical Imaging Systems requires us to submit a PMA to the FDA for approval. Notwithstanding, we have chosen to pursue FDA approval via the PMA process to gain market acceptance of our Breast Imaging System. We believe that FDA approval of our Breast Imaging System will
1) enable us to reference medical efficacy claims in connection with the marketing of our Breast Imaging System, 2) lend credibility to all of our imaging systems, 3) ease the task of introducing our General Use System to the market, 4) enhance physician acceptance of our systems, and 5) permit us to obtain designation of insurance payment codes for particular medical procedures.

    The FDA is permitting us to submit our PMA in five modules, thereby, accelerating the data submittal process. To date, we have submitted Modules 1 through 4 and anticipate submitting our final module (Module 5) prior to December 31, 2000. Recruiting patients as part of our clinical trials and obtaining reliable data there from are important elements to our submission of Module 5 to the FDA for review in accordance with our plan. Although we anticipate that we will be able to obtain and assemble the data necessary to timely submit Module 5, any delay or difficulties experienced in the recruitment of patients or the assembly and verification of patient data could delay our submission of Module 5 beyond December 31, 2000. On September 15, 1999, we submitted Module 1 and received FDA acceptance thereon on December 17, 1999. On February 9, 2000, we submitted Module 2 and received FDA acceptance thereon on June 27, 2000. On May 2, 2000, we submitted Module 3 and received FDA acceptance thereon on September 21, 2000. On September 5, 2000, we submitted Module 4 for which we are awaiting FDA review and acceptance. We cannot determine if, or when, we will ultimately obtain FDA approval of our Pre-Market Approval application.

CONTACTING US

    Our web site is www.cti-net.com. However, the information contained on our web site is not part of this Prospectus. Our principal executive offices are located at: Computerized Thermal Imaging, Inc., 476 Heritage Park Boulevard, Suite 210, Layton, Utah 84041, voice: (801) 776-4700, fax: (801) 776-6440.

THE OFFERING

Common stock outstanding...............................  80,471,834 shares. (1)
Common Stock to be offered
  by our Selling Stockholders..........................  27,667,289 shares. (2)

------------------------

(1) Includes shares of our common stock outstanding as of September 30, 2000, but does not include 15,795,018 shares underlying any of our fully vested and outstanding options and warrants.

(2) Includes: (i) 16,662,259 shares issued and outstanding, (ii) 8,194,467 shares underlying the Resale Warrants, and (iii) 2,810,563 shares underlying the Resale Options.

THE MARKET FOR OUR COMMON STOCK

    Our common stock trades on the Over-the-Counter Bulletin Board of the NASD (the "OTC.BB") under the trading symbol "COII". The market for our common stock is highly volatile. We can provide no assurance that there will be a market in the future for our common stock.

                                  RISK FACTORS

    The following risk factors relate to our business, the development and future marketing of our products, and the governmental environment and financial markets in which we operate. Any investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained herein, before you decide to buy our common stock. If any of the following risks actually occur, our business would likely suffer, the market price of our common stock could decline and you may lose all or part of the money you paid to buy our common stock.

    WE ARE A DEVELOPMENT STAGE COMPANY. WE HAVE HAD ONLY LIMITED REVENUES FROM OPERATIONS. WE HAVE A LIMITED OPERATING HISTORY. WE MAY NEVER HAVE SUBSTANTIAL REVENUE FROM OPERATIONS. WE MAY NEVER BE PROFITABLE.

    Since inception in 1987, we have been engaged primarily in research and development activities. We have only recently begun product commercialization. The likelihood of our success must be considered in view of all of the risks related to the commercialization of our imaging systems, including whether or not there will be medical market acceptance of our Medical Imaging Systems. With limited exception, our products have not been used in commercial applications, other than clinical testing. Our ability to achieve profitability will depend, in part, on our ability to successfully develop clinical applications, obtain regulatory approvals for our Medical Imaging Systems and develop the capacity to manufacture and market our products. There is no assurance that we will achieve commercialization of our products.

    WE HAVE HAD, AND COULD HAVE, LOSSES, DEFICITS, AND DEFICIENCIES IN LIQUIDITY THAT COULD IMPAIR OUR ABILITY TO GROW.

    Our ability to achieve profitability depends on our ability to successfully develop and market our Medical Imaging Systems. There is no assurance that we will be able to accomplish this in a profitable manner. We are subject to all of the risks inherent in a growing venture, including the need to develop marketing expertise and produce significant revenue. We may incur losses, deficits and deficiencies in liquidity for the foreseeable future due to the significant costs associated with research and development and the commercialization of our Medical Imaging Systems.

    For fiscal year 2000, we had a net loss of $(8,893,155), a deficit of $(34,601,965) and stockholders' equity of $48,284,845. For our fiscal year 1999, we had a net loss of $(5,025,841), a deficit of $(25,708,810) and stockholders' deficit of $(159,709). Our increase in stockholders' equity for our fiscal year ended June 30, 2000 was primarily due to the sale of our equity securities in private transactions and the purchase of Bales Scientific, Inc. ("Bales") using our equity securities.

    WE WILL NEED MORE FINANCING FOR GROWTH.

    We have limited internal financial resources. Until our operating results improve, we must obtain outside financing to fund the expansion of our business and to meet our obligations as they become due. Any additional debt or equity financing may be dilutive to our shareholders. Financing must be provided from future operations, the sale of equity securities, borrowing, or other sources of third-party financing. The sale of equity securities could dilute our existing stockholders' interest, and borrowings from third parties could result in our assets being pledged as collateral and loan terms that would increase our debt service requirements and, thereby, could restrict our operations. There is no assurance that capital will be available from any of these sources, or, if available, upon terms and conditions acceptable to us.

    IN THE PAST, OUR INDEPENDENT ACCOUNTANTS HAVE EXPRESSED DOUBTS ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

    The reports of our independent accountants for the fiscal years ended
June 30, 1999 and 1998 included an explanatory paragraph that describes substantial doubt concerning our ability to continue as a going concern without additional capital. Although we have since raised additional capital through private placements of our equity securities, we may continue to incur losses in the foreseeable future due to the significant costs associated with the research and development and commercialization of our products. The report of our independent accountants for our fiscal year ended June 30, 2000 contains no going-concern opinion.

    WE HAVE NEVER PAID A CASH DIVIDEND AND IT IS LIKELY THAT THE ONLY WAY YOU WILL REALIZE A RETURN ON YOUR INVESTMENT IS BY SELLING YOUR SHARES.

    We have never paid cash dividends on any of our securities. Our Board of Directors does not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance our growth. As a result, your return on investment in our stock will likely depend on your ability to sell our stock at a profit.

    THERE IS LIMITED MARKET LIQUIDITY FOR OUR SECURITIES AND THERE ARE PENNY STOCK SECURITIES LAW CONSIDERATIONS THAT COULD LIMIT YOUR ABILITY TO SELL YOUR SHARES.

    On October 10, 2000, the closing price of our common stock was $4.28125 per share. If our closing stock price falls below $5.00, our stock could be considered "penny stock" and the sale of our stock would be subject to the "penny stock rules" of the Securities and Exchange Commission. These rules require broker-dealers to take steps before making any penny stock trades in customer accounts including the requirement to advise a customer about the lowest offer and highest bid for our stock, to state the broker dealer's compensation on the trade, and to make a special written suitability determination for the customer and receive the customer's prior written agreement. Generally, a company's stock is EXEMPT from the penny stock rules if, among other things, the: (i) company has net tangible assets in excess of $2 million demonstrated by an audited balance sheet that is less than 15 months old from the date of the stock broker's transaction; (ii) stock broker personally reviews the audited balance sheet; and (iii) stock broker has a reasonable basis to believe that at the time of any given stock transaction in a customer account, the company still has at least $2 million in net tangible assets. If we were to become subject to the penny stock rules, there could be delays in the trading of our stock and the market liquidity of our stock could be adversely affected.

    WE HAVE APPLIED TO HAVE OUR COMMON STOCK LISTED ON NASDAQ'S LARGE-CAP NATIONAL MARKET. THERE IS NO ASSURANCE THAT OUR COMMON STOCK WILL BE LISTED ON NASDAQ OR, IF LISTED, THAT WE WILL CONTINUE TO MEET THE QUALIFICATIONS FOR LISTING.

    On March 30, 2000, we applied to have our common stock listed on the Large-Cap National Market of the Nasdaq Stock Exchange. On June 26, 2000, Nasdaq approved the listing of our common stock to be effective June 29, 2000. On
June 28, 2000, Nasdaq informed us that our listing was "on hold" and requested additional information from us. We are continuing to work with Nasdaq staff to complete the application process. Our stock is currently trading near the $5 minimum bid price required to obtain Nasdaq listing of our stock. There can be no assurance that our common stock will be listed on Nasdaq or, if listed, that we will continue to meet the qualifications for listing.

    THE MARKET PRICE OF YOUR SHARES MAY BE VOLATILE.

    The stock market price of medical equipment companies like us has been volatile. Securities markets may experience price and volume volatility. The market price of our stock may experience wide fluctuations, as it has in the recent past, which could be unrelated to our financial and operating results.

    WE COULD ISSUE PREFERRED STOCK AND THIS COULD HARM YOUR INTERESTS.

    We presently have authorized 3,000,000 shares of preferred stock, par value $.001 per share, none of which are outstanding. The shares of preferred stock, when and if issued, could adversely affect the rights of the holders of common stock and could prevent holders of common stock from receiving a premium for their common stock. An issuance of preferred stock could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends and in liquidation over the common stock, and could (upon conversion or otherwise) enjoy all of the rights of holders of common stock. Our Board's authority to issue preferred stock could discourage potential takeover attempts and could delay or prevent a change in control through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve and more costly.

    WE MAY SEEK BUSINESS COMBINATIONS WITH OTHER FIRMS AND ISSUE MORE SECURITIES THAT COULD DILUTE YOUR INTERESTS AND PLACE MORE OF OUR SHARES INTO THE MARKET.

    We may enter into business combinations with other firms by exchanging our stock. Doing so would enable us to acquire additional assets without spending cash. However, it may result in dilution in per-share net tangible book value to existing shareholders, and put more of our shares into the market.

    WE RELY ON OTHERS TO HELP DEVELOP AND MANUFACTURE OUR PRODUCTS. IF THESE THIRD PARTIES FAIL TO PERFORM IN ACCORDANCE WITH THE CONTRACTS WE HAVE IN PLACE WITH THEM, THE FDA APPROVAL, DEVELOPMENT, AND/OR PRODUCTION OF OUR PRODUCTS COULD BE SUBSTANTIALLY DELAYED.

    We have a material dependence upon various vendors and hospitals to assist in the FDA clinical studies of our Breast Imaging System and the development and manufacturing of our products. Our products are highly specialized and require that many component parts be developed and manufactured according to unique specifications. Although there may be more than one developer or manufacturer for our component parts, failure to develop or manufacture our component parts in a timely manner could result in a loss of business for us and further result in substantial delays in the FDA approval and/or commercialization of our products.

    WE CURRENTLY DO NOT HAVE MANY CUSTOMERS FOR OUR PRODUCTS. IN ORDER TO BE SUCCESSFUL, WE ANTICIPATE THAT OUR PRODUCTS WILL NEED TO BE DISTRIBUTED TO A BROAD CUSTOMER BASE. IF WE ARE UNABLE TO IDENTIFY AND ADEQUATELY MARKET OUR PRODUCTS TO A BROAD CUSTOMER BASE, OUR PRODUCTS MAY NEVER REACH THE MARKETS AND OUR BUSINESS COULD FAIL.

    We have sold one General Use System to a hospital in Bangkok, Thailand. In the United States, we expect that if, and when, we are able to obtain FDA approval on our Breast Imaging System, we will need to market and sell our products to more than just a few major customers.

    IF WE WERE UNSUCCESSFUL IN PREVENTING OTHERS FROM USING OUR INTELLECTUAL PROPERTY, WE WOULD LOSE A COMPETITIVE ADVANTAGE.

    We have common law rights to our intellectual property. We also currently hold a patent (No. 5,999,842) dated December 7, 1999 on our bed apparatus. We also hold provisional applications on our algorithm (Serial No. 60/105,147 dated October 21, 1998) and Photonic Stimulator (Serial No. 09/229,689 dated January 13, 1999). However, there can be no assurance that the steps we have taken to protect our property will be adequate to deter misappropriation. Any attempts that we make to defend our intellectual property would be expensive and time consuming.

    WE ARE SUBJECT TO GOVERNMENT REGULATION.

    FDA APPROVAL. Our Breast Imaging System is presently undergoing clinical trial testing for FDA approval pursuant to PMA No. M990018. There is no assurance that we will ever receive FDA approval. Failure to secure FDA approval would reduce or eliminate the market for our products.

    MEDICAL CARE PAYMENT SYSTEMS. Third party payers, such as Medicare or Medicaid, could reduce the reimbursement rate for usage of equipment such as ours. This could reduce the market for our products.

    WE ARE DEPENDENT ON OUR PRESENT MANAGERS AND OUR ABILITY TO GROW COULD BE IMPAIRED IF WE LOST THEIR SERVICES.

    Our success is substantially dependent upon the time, talent, and experience of Richard V. Secord and David A. Packer, two of our officers and directors. The loss of the services of either of these individuals could have a material adverse impact on us. No assurance can be given that a replacement for either of them could be located. In order for us to expand, we must continue to improve and expand the level of expertise of our personnel and we must attract, train and manage qualified managers and employees to oversee and manage our expanding operations. Demand for medical technology personnel is high. There is no assurance that we will be in a position to offer competitive compensation to attract or retain such personnel. You should not invest in us unless you are willing to entrust all aspects of our management to our directors and officers.

    WE MAY NOT BE ABLE TO MANAGE GROWTH AND THIS COULD RESULT IN A WEAKENING OF OUR FINANCIAL AND COMPETITIVE POSITION.

    Our intention is to expand business operations by acquiring companies and commercializing our imaging systems and related products. This expansion will subject us to a variety of risks associated with rapidly growing companies. In particular, our plans may place a significant strain on our day-to-day operations. There can be no assurance that our plans, controls or personnel will be sufficient to meet these demands. Inadequacies in these areas could have a material adverse effect on our business, financial condition and results of operations.

    WE DO NOT HAVE PRODUCT LIABILITY INSURANCE.

    The manufacture and sale of medical imaging information systems entail significant risk of product liability claims. We do not believe that we need product liability insurance now because our imaging systems are either in development or operated by our subsidiary, which carries insurance for our clinical trials. There can be no assurance that we can obtain insurance coverage with limits adequate to protect us from any liability that might arise in connection with the sale of our products. We anticipate obtaining product liability coverage as our products are commercialized. However, this type of insurance is expensive and may not be available at all.

    YOU HAVE A RISK OF DILUTION.

    As of September 30, 2000, we had outstanding a total of 7,460,550 immediately exercisable options to purchase our common stock at exercise prices ranging from $.60 to $9.0625 per share. As of September 30, 2000, we also had 1,890,417 options to purchase our common stock at exercise prices ranging from $.76 to $9.0625 that vest or may be granted at future dates pursuant to various agreements. As of September 30,

2000, we had outstanding immediately exercisable warrants to purchase 8,334,468 shares of our common stock at prices ranging from $.72 to $7.25 per share.

    Of the immediately exercisable options and warrants noted above, 2,211,083 expire at various times through the year 2000, 3,115,000 expire at various times through the year 2002, 10,134,352 expire at various times through the year 2005 and 334,583 expire after 2005. If the exercises of warrants or options occur at below market prices, you will be subject to an immediate dilution in your per-share net tangible book value.

    We have a financing arrangement whereby Beach Boulevard, L.L.C. ("Beach") is currently required to provide us with up to $4,000,000 in financing from time to time under certain conditions and then only if we desire to obtain financing from Beach from time to time. This financing arrangement is in the form of a Securities Purchase Agreement whereby Beach purchases shares of our common stock at a 15% discount to the market price of our common stock at the time of the funding. The issuance of shares to Beach may have a severe dilutive effect on the existing holders of our common stock.

    If fundings with Beach occur, the actual number of shares of our common stock that will be issuable to Beach is based upon fluctuations in the market price of our common stock and cannot be determined until the time of the transactions with Beach and is calculated by a formula in the Securities Purchase Agreement. There is no limit on the number of shares that could be issued to Beach upon further transactions pursuant to the Securities Purchase Agreement. The actual number of shares of our common stock that may be issuable and beneficially owned by Beach in connection with the transactions cannot be determined at this time.

    THE SALE OF OUR OUTSTANDING SHARES COULD RESULT IN A LOW MARKET PRICE FOR YOUR COMMON STOCK. THERE IS A LIMITED PUBLIC FLOAT FOR OUR COMMON STOCK AND YOU MAY NOT BE ABLE TO SELL YOUR SHARES AT THE PRICE, OR IN THE VOLUME, YOU DESIRE.

    As of September 30, 2000, we had outstanding 80,471,834 shares of common stock, out of which approximately 30.1 million shares are restricted securities. Approximately 12.7 million shares of our restricted common stock (none of which are held by affiliates) have been held for less than one year and cannot be traded without an effective registration statement or acceptable opinion that such shares can be sold. Approximately 9.9 million shares of our restricted common stock (6.8 million of which are held by affiliates) have been held by our shareholders for more than one year and less than two years and could be sold into the market immediately with volume limits pursuant to Rule 144. Approximately 7.5 million shares of our restricted common stock (less
6.49 million of which are held by affiliates and are subject to volume limits pursuant to Rule 144) have been held by our shareholders for more than two years and can be sold immediately without restriction. In addition, if shares are issued in the future to Beach and those shares are sold, the price of our common stock may decrease due to these additional shares being sold into the market.

    On June 6, 2000, we filed an amended registration statement on Form SB-2, Amendment #9, File #333-47237, with the Securities and Exchange Commission to register 7,443,948 shares of our common stock issued in connection with transactions prior to the fiscal year ended June 30, 1999. Such registration statement was declare effective on June 15, 2000, and on June 15, 2000, we filed a Prospectus pursuant to Rule 424(b)(4). On June 20, 2000, we filed an initial registration statement on Form SB-2, File #333-39654, with the Securities and Exchange Commission to register 23,427,338 shares of our common stock including common stock underlying each of the transactions occurring July 1, 1999 through June 17, 2000. On June 30, 2000, the Securities and Exchange Commission declared the registration statement effective and on July 3, 2000, we filed a Prospectus pursuant to Rule 424(b)(4).

    All of our common stock outstanding as of September 30, 2000 consists of unrestricted or restricted shares that can be sold, traded or otherwise transferred pursuant to the terms of our currently effective registration statements. Such registration statements cannot be used for transactions occurring after October 31, 2000 unless and until we file an amended registration statement containing our June 30, 2000 audited financial statements and that amendment is declared effective.

    On October 16, 2000, we filed this amended combined registration statement. However, there can be no assurance that the Securities and Exchange Commission will declare such registration statement effective prior to October 31, 2000. If the amendment is not declared effective by that date, holders of restricted shares will not be able to sell such shares unless we receive a legal opinion to our satisfaction that such underlying shares can be sold without an effective registration, or the requisite holding periods for such securities ends.

    WE INDEMNIFY OUR DIRECTORS AND OFFICERS AND THIS REDUCES THE LIKELIHOOD OF SHAREHOLDER LITIGATION.

    Our Bylaws provide that we indemnify our directors and officers if any are a party to a matter by reason of being a director or officer. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by our stockholders on our behalf against a director.

    WE MAY NOT BE ABLE TO COMPETE FOR BUSINESS AND THIS WOULD SUBSTANTIALLY IMPAIR OUR GROWTH.

    There are many other firms that compete in the medical imaging and diagnostic marketplace. We will have to compete with these firms when we commercialize our products and services. Most of our competitors are more established companies with substantially greater capital resources and marketing capabilities. We anticipate that the number of competitors will increase in the future. No assurance can be given that we will be able to successfully compete with these companies.

ANTI-TAKEOVER PROVISIONS

    Our Articles of Incorporation and Bylaws contain provisions that may have the effect of discouraging certain transactions involving a change of control. Our Board of Directors has the authority to issue up to 3,000,000 shares of preferred stock. Our ability to issue shares of preferred stock could have the effect of discouraging unsolicited acquisition proposals or making it more difficult for a third party to gain control of us, or otherwise could adversely affect the market price of our common stock.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

    This Prospectus contains numerous forward-looking statements about our business and future. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Our forward-looking statements are expressed in good faith and we believe that there is a reasonable basis for us to make them. However, readers are cautioned not to place undue reliance on such statements. Forward-looking statements include, but are not limited to, statements about our:

    - plans;

    - objectives;

    - goals;

    - strategies;

    - expectations for the future;

    - future performance and events;

    - underlying assumptions for all of the above; and

    - other statements that are not statements of historical fact.

    We make these forward-looking statements based on our analysis of internal and external historical trends and future expectations. However, such statements involve risks and uncertainties that could cause our actual results to materially differ from our forward-looking statements and there can be no assurance that we will achieve the results set forth in these forward-looking statements. In addition to other factors, the following are important factors that could cause our actual results to materially differ from our forward-looking statements:

    - the results of our pre-clinical and clinical testing;

    - the time and costs involved in obtaining regulatory approvals for our systems and products;

    - our ability to respond to changes in the medical technology marketplace including our ability to develop or acquire new technologies;

    - competitive factors;

    - the availability of financing on terms and conditions acceptable to us;

    - the availability of personnel with requisite skills; and

    - the terms of any new collaborative, licensing and other arrangements that we may establish.

    We have no obligation, or intent, to update or revise these forward-looking statements to reflect future events, new information or otherwise.

                                USE OF PROCEEDS

    We will not receive any proceeds upon the sale of the Common Stock in this offering. If all the warrants and options in this offering are exercised, the net proceeds to us from the exercise of such, after the deduction of offering expenses, will be approximately $38.67 million. We intend to use any proceeds derived from the exercise of warrants and options for working capital and general corporate purposes. We will pay for the cost of registering the shares of Common Stock in this offering.

                        PRICE RANGE OF OUR COMMON STOCK

    Our common stock trades on the OTC.BB under the trading symbol COII. The following table summarizes the quarterly low and high bid prices per share for our common stock. The bid prices reflect inter-dealer prices, without retail markup, markdown, or commission and may not represent actual transactions.

FISCAL YEAR ENDED JUNE 30, 1999                               LOW BID    HIGH BID
-------------------------------                               --------   --------
First Quarter...............................................   $0.75      $ 2.13
Second Quarter..............................................   $0.51      $ 0.76
Third Quarter...............................................   $0.58      $ 1.75
Fourth Quarter..............................................   $0.64      $ 1.06

FISCAL YEAR ENDED JUNE 30, 2000
------------------------------------------------------------
First Quarter...............................................   $0.63      $ 1.45
Second Quarter..............................................   $1.40      $ 5.03
Third Quarter...............................................   $3.00      $19.97
Fourth Quarter..............................................   $5.38      $13.75

FISCAL YEAR ENDED JUNE 30, 2001
------------------------------------------------------------
First Quarter...............................................   $3.00      $ 9.44
Second Quarter, through October 10, 2000....................   $4.16      $ 5.00

    On October 10, 2000, the closing price of our common stock as reported on the OTC.BB was $4.28125 per share. On October 10, 2000, we had approximately 23,000 beneficial stockholders of our common stock and 80,471,834 shares of our common stock outstanding.

                           DESCRIPTION OF SECURITIES

    Under our Articles of Incorporation ("Articles"), the authorized capital stock of the Company consists of 203,000,000 shares, of which 200,000,000 are shares of common stock, par value $0.001 per share (the "Common Stock") and 3,000,000 are shares of preferred stock (the "Preferred Stock"). As of September 30, 2000, there were 80,471,834 shares of the Common Stock issued and outstanding. No shares of the Preferred Stock are issued or outstanding.

    The following description of certain matters relating to the Common Stock, the Preferred Stock, the Warrants and the Options is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws.

COMMON STOCK

    The holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. The holders of the Common Stock have the sole right to vote, except as otherwise provided by law or by our Articles of Incorporation, including provisions governing any shares of the Preferred Stock. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of preferential dividends with respect to any shares of the Preferred Stock that from time to time may be outstanding. In the event of our dissolution, liquidation or winding up, the holders of the Common Stock are entitled to share ratably in all assets remaining after payment of all our liabilities, subject to the prior distribution rights of the holders of any shares of the Preferred Stock that may be outstanding at that time.

CUMULATIVE VOTING RIGHTS

    The holders of the Common Stock do not have cumulative voting rights. Accordingly, the holders of more than 50 percent of the issued and outstanding shares of the Common Stock voting for the election of directors can elect all of the directors if they choose to do so, and in such event, the holders of the remaining shares of the Common Stock voting for the election of the directors will be unable to elect any person or persons to the Board of Directors.

PREEMPTIVE RIGHTS

    Pursuant to Title 7, Chapter 79 of the Nevada Revised Statutes, stockholders of corporations organized before October 1, 1991, with certain limited exceptions set out in the statute, have preemptive rights to acquire pro rata unissued shares, treasury shares or securities convertible into such shares, being offered for sale, except to the extent limited or denied by the corporation's Articles of Incorporation. Prior to October 1, 1991, among other circumstances, preemptive rights did not exist with respect to (i) shares issued to our directors, officers or employees pursuant to a vote of the stockholders, or pursuant to a plan authorized by the stockholders, (ii) shares sold for a consideration other than cash, and (iii) shares issued at the same time that the stockholder who claims a preemptive right acquired his shares. We were incorporated on June 10, 1987, and prior to March 16, 1998, our Articles of Incorporation did not provide for any limitation with respect to preemptive rights. In the various offerings of our securities, we did not offer to our existing stockholders preemptive rights to acquire any of the securities so offered other than to persons in exchange for services rendered. The applicable remedy, if any, for our failure offer to our stockholders the preemptive rights is not certain after the passage of time and Common Stock price fluctuations. Under Nevada law, the preemptive right is only an opportunity to acquire shares upon such terms as the Board of Directors fixes for the purpose of providing a fair and reasonable opportunity for the exercise of such right. If a stockholder were to timely demand preemptive rights for a particular non-excepted prior sale, we might be required in equity to sell additional shares of the Common Stock to the complaining stockholder at previously offered prices to enable a stockholder exercising such rights to maintain his ownership percentage for prior sales that would effect preemptive rights. To the extent that any stockholders were entitled to the right to purchase shares of the Common Stock upon the exercise of any such preemptive rights, we plan to allow any such requesting stockholder the right to purchase his pro rata amount of such shares at the same price per share to which he would have been entitled if such preemptive rights had been offered in conformity with Nevada law. Any such offering of preemptive rights will be in conformity with the Securities Act and the various states where any such stockholders may be located. If any stockholders were to exercise their preemptive rights within the applicable statute of limitations for any sale of securities which carried a preemptive right prior to March 16, 1998, the percentage interests of investors may be diluted by any such sales of additional securities and the contributions to us from such sales, if required to be offered at the price of previous issuances and if such price is below the current market value, could result in contributions to us at a per share contribution less than the current market value. We cannot speculate whether any stockholders would elect such preemptive rights, if the statute of limitations has not barred such rights, or how much additional capital would be raised or how many shares would be issued or whether other remedies would be available. As of the date of this Prospectus, we are not aware of any stockholder who intends to make any claim with respect to our failure to offer any such preemptive rights. On February 4, 1998, a majority of our stockholders voted to amend the Articles of Incorporation to deny preemptive rights with respect to each new issuance of shares of the Common Stock. However, the amendment to the Articles of Incorporation will have no effect with respect to preemptive rights that may have existed for certain sales of the Common Stock prior to such amendment.

PREFERRED STOCK

    The Board of Directors is authorized, without action by the holders of the Common Stock, to provide for the issuance of the Preferred Stock in one or more series, to establish the number of shares to be included in each series and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. This includes, among other things, voting rights, conversion privileges, dividend rates, redemption rights, sinking fund provisions and liquidation rights which shall be superior to the Common Stock. The issuance of one or more series of the Preferred Stock could adversely affect the voting power of the holders of the Common Stock and could have the effect of discouraging or making more difficult any attempt by a person or group to attain control of us. As of the date of this Prospectus, there are no shares of the Preferred Stock issued and outstanding.

WARRANTS

    1996 PRIVATE PLACEMENT WARRANTS. In connection with a private placement in 1996 of approximately 2 million shares of our common stock, we granted warrants to Subscribers to acquire an equal number of common shares at $5.00 per share for a two-year period. Warrants for an additional 203,150 shares of our common stock were issued to Subscribers in September 1996 due to our failure to timely file a registration statement covering shares issued in the private placement. These additional warrants were likewise exercisable at $5.00 per share. In early 1997, we effected a further settlement with Subscribers regarding our obligation to register shares offered in the private placement. In brief, we revised the terms and increased the number of shares covered by warrants issued in connection with the placement. The revised warrants included a 50 percent increase in shares, a reduction in the exercise price (from $5.00 to $2.50 per share) and an extension of the expiration date to December 31, 1999. In
December 1999, the expiration date was further extended to December 31, 2000. Warrants representing 2,071,083 shares of common stock remain unexercised as of the date hereof.

    2000 PRIVATE PLACEMENT WARRANTS. On March 31, 2000, we concluded a private placement (the "Offering") of our securities pursuant to Regulation D, Rule 506, of the Securities Act of 1933. As a consequence, we raised, net of offering costs, approximately $39,543,103. Total common stock subscribed to as a result of subscriptions accepted equaled 11,148,766 shares. Warrants of equal quantity were issued and give participating shareholders the right to acquire 5,574,316 shares of our common shares at $5.00 per share (subject to specified anti-dilution provisions). To date, warrants representing 26,247 shares of common stock have been exercised.

    PIKE WARRANTS. As compensation for services rendered in connection with his employment with us, we issued James Pike 170,000 warrants on May 2, 2000. Each warrant, exercisable through May 2, 2005, entitles the holder thereof, upon exercise, to one share of our common stock at $1.5625 per share.

    SITRICK WARRANTS. As compensation for financial consulting services, we issued Sitrick & Company 37,648 warrants during the first calendar quarter of 2000. Each warrant entitles the holder thereof, upon exercise, to one share of our common stock at $0.9375 per share. To date, warrants representing 32,333 shares of common stock have been exercised.

    BRISTOL WARRANTS. In connection with our settlement of two alleged claims filed in March 2000 against us, we issued 400,000 warrants to Bristol Asset Management on June 16, 2000. Each warrant entitles the holder thereof, upon exercise, to one share of common at an exercise price of $7.25 per share.

    The resale of 2,071,083 share of the Common Stock underling the 1996 Private Placement Warrants, 5,548,069 shares of the Common Stock underlying the 2000 Private Placement Warrants, 170,000 shares of the Common Stock underlying the Pike Warrants, 5,315 shares of the Common Stock underlying the

Sitrick Warrants, and 400,000 shares of the Common Stock underlying the Bristol Warrants (collectively, the "Resale Warrants") are being registered hereby pursuant to registration rights granted to the holders thereof.

OPTIONS

    MANHATTAN FINANCIAL GROUP OPTIONS. On January 1, 1997, we executed a Consulting Agreement with Manhattan Financial Group ("MFG"). As consideration for the Agreement, we issued 100,000 shares of the Common Stock and an option to purchase 2,000,000 shares of the Common Stock at a purchase price of $0.60 per share. As of the date hereof, all of the options are vested and immediately exercisable. At our cost, MFG has "piggyback" registration rights with respect to the shares underlying the options. The resale of 2,000,000 shares of the Common Stock underlying the options granted pursuant to the Consulting Agreement (the "Resale Options") are being registered hereby pursuant to registration rights granted to the holders thereof.

    2000 PRIVATE PLACEMENT OPTIONS. In connection with the 2000 Private Placement, we entered into commission agreements with various individuals and entities (jointly referred herein to as "Advisors") to assist in the private placement of our common stock and warrants in connection with the Placement. Such agreements stipulated that we would compensate Advisors cash consideration equal to seven percent of the final gross proceeds derived by the Advisors in connection with the Offering, plus additional consideration in the form of stock options, the number of which would be equal to ten percent of the final gross proceeds derived by the Advisors in connection with the Offering divided by the closing price of our common shares on February 29, 2000 as quoted on the OTC Bulletin Board of the NASD. Options granted pursuant to the agreements are exercisable at any time during the three-year period from February 29, 2000 through February 28, 2003 at a strike price of $1.70 per share. In consequence of the foregoing, we granted options to acquire 380,508 shares of our common stock to the Advisors. As of the date hereof, options representing 105,659 shares of common stock have been exercised.

    BALES OPTIONS. On April 17, 2000, in connection with his employment agreement and our acquisition of Bales Scientific, Inc., we issued 100,000 options (exercisable through April 17, 2003) to Maurice Bales. Each option entitles the holder thereof, upon exercise, to one share of common stock at an exercise price $9.0625 per share.

    DIRECTOR AND OFFICER OPTIONS. Mr. Richard V. Secord and David A. Packer are two of our officers and directors. Each have been granted options pursuant to our 1995 and/or 1997 Stock Option and Restricted Stock Plans. Although the shares underlying such options have been registered pursuant to an effective Form S-8 registration of our Stock Option and Restricted Stock Plans,
Mr. Secord and Mr. Packer may assign up to 435,714 options, and/or shares underlying such options, for charitable purposes.

    The resale of 2,000,000 shares of the Common Stock underlying the Manhattan Financial Group Options, 274,849 shares of the Common Stock underlying the 2000 Private Placement Options, 100,000 shares of the Common Stock underlying the Bales Options, and 435,714 shares of the Common Stock underlying the Director and Officer Options (collectively, the "Resale Options") are being registered hereby pursuant to registration rights granted to the holders thereof.

CERTAIN PROVISION OF THE ARTICLES OF INCORPORATION AND BYLAWS

GENERAL

    A number of provisions of our Articles of Incorporation ("Articles") and Bylaws ("Bylaws") concern matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as the ability of the Board of Directors to issue shares of the Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of the Board of Directors to issue the Preferred Stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by the stockholders, even if such removal or assumption would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of the stockholders, and could potentially depress the market price of the Common Stock. The Board of Directors believes that these provisions are appropriate to protect our interests and those of our stockholders.

MEETINGS OF STOCKHOLDERS

    Our Bylaws provide that a special meeting of the stockholders may be called by the Chairman of the Board, the President, the Board of Directors, or the holders of not less than 10 percent of the outstanding shares of our capital stock entitled to vote at such a meeting unless otherwise required by law. Our Bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at the special meeting.

AMENDMENT OF BYLAWS

    The Bylaws provide that the Bylaws may be altered, amended or repealed by the Board of Directors or our stockholders. Such action by the Board of Directors requires the affirmative vote of a majority of the directors present at such meeting.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    One effect of having authorized but unissued capital stock may be to enable the Board of Directors to render more difficult, or to discourage, an attempt to obtain control of us by means of a tender offer, proxy contest or otherwise, and thereby protect the continuity of the our management. If in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in our best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private or public offerings or other transactions that might prevent or render more difficult or costly the completion of the proposed takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by creating a substantial voting block of institutional or other investors that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, our Articles grant the Board of Directors broad power to establish the rights and preferences of the authorized, but unissued Preferred Stock, one or more series of which would be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert Preferred Stock into a larger number of shares of the Common Stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover.

    The issuance of shares of the Preferred Stock pursuant to the Board's authority described above could decrease the amount of earnings and assets available for distribution to holders of the Common Stock, and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The Board of Directors does not currently intend to seek stockholder approval prior to any issuance of authorized, but unissued stock, unless otherwise required by law.

                              PLAN OF DISTRIBUTION

    This Prospectus relates to the aggregate resale of 27,667,289 shares of the Common Stock that may be sold by the Selling Stockholders. The shares of the Common Stock to be resold include (i) 16,662,259 shares issued and outstanding;
(ii) 8,194,467 shares underlying outstanding warrants (the "Resale Warrants"); and (iii) 2,810,563 shares underlying outstanding options (the "Resale Options").

    The selling stockholders and any of their pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. There is no assurance that the selling stockholders will sell any or all of the Common Stock in this offering. The selling stockholders may use any one or more of the following methods when selling shares:

    - Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers.

    - Block trades in which the broker-dealer will attempt to sell the shares as an agent but may position and resell a portion of the block as principal to facilitate the transaction.

    - Purchases by a broker-dealer as principal and resale by the broker-dealer for its own account.

    - An exchange distribution following the rules of the applicable exchange

    - Privately negotiated transactions.

    - Short sales or sales of shares not previously owned by the seller.

    - Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share.

    - A combination of any such methods of sale.

    - Any other lawful method.

The selling stockholders may also engage in:

    - Short selling against the box, which is making a short sale when the seller already owns the shares.

    - Buying puts, which is a contract whereby the person buying the contract may sell shares at a specified price by a specified date.

    - Selling calls, which is a contract giving the person buying the contract the right to buy shares at a specified price by a specified date.

    - Selling under Rule 144 under the Securities Act, if available, rather than under this Prospectus.

    - Other transactions in our securities, or in derivatives of our securities, and the subsequent sale or delivery of shares by the stockholder.

    - Pledging shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

    Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders in amounts to be negotiated.

    If any broker-dealer acts as agent for the purchaser of shares, the broker-dealer may receive commission from the purchaser in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

    The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be considered to be "underwriters" within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

    We pay all fees and expenses incident to the registration of the shares in this offering. However, we will not pay any commissions or any other fees in connection with the resale of the Common Stock in this offering.

    If we are notified by a selling stockholder that they have a material arrangement with a broker-dealer for the resale of the Common Stock, then we would be required to amend the registration statement of which this Prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.

                              SELLING STOCKHOLDERS

    The following tables set forth certain information with respect to the resale of the Common Stock by the Selling Stockholders as described in this Prospectus. We will not receive any proceeds from the resale of the Common Stock by the Selling Stockholders. However, we will receive proceeds, if any, upon the exercise of the Resale Warrants and the Resale Options.

    RESALE BY SELLING STOCKHOLDERS OF SHARES CURRENTLY OUTSTANDING ("S") AND
        SHARES UNDERLYING RESALE WARRANTS ("W") AND RESALE OPTIONS ("O")

                                                       SHARES
                                                    BENEFICIALLY                    SHARES
                                                       OWNED                     BENEFICIALLY
                                                       BEFORE        AMOUNT      OWNED AFTER
STOCKHOLDER                                          RESALE (1)    OFFERED (2)      RESALE      PERCENT (3)
-----------                                         ------------   -----------   ------------   -----------
Gene & Nahla Abdin (S)(W).........................      19,684         19,684             0            *
Abdul Wase Abdul Wali Al-Amri (S)(W)..............      19,684         19,684             0            *
Fritz Abendroth (S)...............................      61,875         61,875             0            *
Action Communications, Inc. Retirement Plan
  (S)(W)..........................................      63,739         63,739             0            *
Adelman Revocable Family Trust dtd 8/89 (W).......      33,000         25,000         8,000            *
Harry C. Aderholt (S)(4)..........................     142,500        142,500             0            *
Paul B. Ahlstrom (S)(W)...........................      52,493         52,493             0            *
Ahmed Al-Aqeel (W)................................       6,561          6,561             0            *
Salah S. Albuseri (S)(W)..........................      19,684         19,684             0            *
Khaldoon Khalifa Alghunaim (S)(W).................      57,375         57,375             0            *
Mohammed Ali Y. Al-Hindi (S)(W)...................     137,796        137,796             0            *
Jaafar Akbar Ali (S)(W)...........................      19,678         19,678             0            *
Al-Mal Kuwati Company (S)(W)......................   1,698,005      1,673,205        24,800        2.096%
Tareq Al-Mudhaf (S)(W)............................     137,796        137,796             0            *
Mazin Hamid Al Moumen/Nidal Douba Al
  Moumen (S)(W)...................................      39,370         39,370             0            *
Nabeel Al-Mulla (O)...............................      93,559         93,559             0            *
Abdullah Yeslam Alnahdi (S)(W)....................      39,370         39,370             0            *
Jon B. Alvord (S)(W)..............................     400,761        390,700        10,061            *
Ambient Capital Group, Inc. (W)...................     416,665        416,665             0            *
American Pensions/FUB CF Randy Darrohn
  IRA (S)(W)......................................      19,684         19,684             0            *

                                                       SHARES
                                                    BENEFICIALLY                    SHARES
                                                       OWNED                     BENEFICIALLY
                                                       BEFORE        AMOUNT      OWNED AFTER
STOCKHOLDER                                          RESALE (1)    OFFERED (2)      RESALE      PERCENT (3)
-----------                                         ------------   -----------   ------------   -----------
Benjamin W. & Nancy L. Anderson (S)(W)............     655,750        610,750        55,000            *
Jeremy B. Andrus (S)(W)...........................     216,715        216,715             0            *
Vaughn Andrus (W).................................       6,561          6,561             0            *
John Argoitia (S)(W)..............................      32,384         19,684        12,700            *
Mary Ellen Ashby (S)(W)...........................      45,375         45,375             0            *
Maurice J. Bales (0)..............................     100,000        100,000             0            *
Maurice J. & Marianne J. Bales as Trustees of the
  Maurice J. & Marianne J. Bales Trust (S)........     606,452        606,452             0            *
Omar S. Banagatah (S)(W)..........................      39,370         39,370             0            *
Geoffrey D. Barnet (S)(W).........................      59,055         59,055             0            *
Harold A. Barnett (S)(W)..........................      78,720         78,720             0            *
David A. & Cheryl K. Bartel as community
  property (S)(W).................................      19,684         19,684             0            *
Mark & Angela Bazalgette (S)(W)...................      19,684         19,684             0            *
Hillard & Marlene Bear (S)(W).....................      69,058         59,058        10,000            *
Lynn Beckman (W)..................................      41,250         41,250             0            *
Randall S. Benson (W).............................      20,625         20,625             0            *
Joanne L. Bingo (S)(W)............................      94,875         94,875             0            *
Ronald D. Bishop (S)..............................      50,000         50,000             0            *
Eric & Susanne Bledsoe -- husband & wife and Lee &
  Josette Bledsoe -- husband & wife (S)(W)........      19,684         19,684             0            *
Barton J. Blinder (S).............................       5,000          5,000             0            *
Michael J. Bodell (S)(W)..........................      25,591         25,591             0            *
Douglas Boucher (S)(W)............................     511,810        511,810             0            *
Julie Boucher Trust dtd 4/4/92 (S)(W).............      85,955         59,055        26,900            *
Justin Boucher Trust dtd 4/4/92 (S)(W)............      91,115         59,055        32,060            *
Ted & Shirley Boucher Revocable Trust
  dtd 4/19/91 (S)(W)..............................     739,886        728,346        11,540            *
Charles W. Brinkman (S)...........................     292,250         41,250       251,000            *
Bristol Asset Management (W)......................     400,000        400,000             0            *
John Kimmel Bristol (S)(W)........................      19,684         19,684             0            *
Joseph Brodsky (S)(W).............................      39,370         39,370             0            *
James E. & Lindsay D. Brown, as community property
  with rights of survivorship (S)(W)..............      19,684         19,684             0            *
Gene & Carol Bunnell (S)(W).......................      42,522         23,622        18,900            *
Busch Provo, L.C. (S)(W)..........................      49,312         49,212           100            *
Jeffrey J. Butler (S)(W)..........................      20,684         19,684         1,000            *
MJ & Pat Camberlango (S)(W).......................      85,880         39,370        46,510            *
Burch Cambers/Stacy Cambers (W)...................       7,061          6,561           500            *
William M. Campbell III (S)(W)....................      59,055         59,055             0            *
Cameron Capital, Ltd. (S).........................     150,000        150,000             0            *
Robert J. Cappelloni (S)(W).......................      44,320         39,370         4,950            *
William S. Carpenter, Trustee under Trust
  dtd 4/20/94 (S)(W)..............................     147,000         21,000       126,000            *
Robert Castellanos (W)............................      13,123         13,123             0            *
Robert & Maria Castellanos (W)....................      26,246         26,246             0            *
Abe Chitayat (S)(W)...............................      98,413         98,413             0            *

                                                       SHARES
                                                    BENEFICIALLY                    SHARES
                                                       OWNED                     BENEFICIALLY
                                                       BEFORE        AMOUNT      OWNED AFTER
STOCKHOLDER                                          RESALE (1)    OFFERED (2)      RESALE      PERCENT (3)
-----------                                         ------------   -----------   ------------   -----------
Anwar Chitayat (S)(W).............................     157,480        157,480             0            *
Blayne Christensen (S)(W).........................      39,370         39,370             0            *
Gary H. Clunas (W)................................       6,561          6,561             0            *
Christopher D. Cochrane (S)(W)....................      19,684         19,684             0            *
Computerized Thermal Imaging, Inc. 401K Profit
  Sharing Plan (S)................................      11,348         11,348             0            *
Susan W. Coon (W).................................      10,403          6,561         3,842            *
Brent L. Cox (W)..................................      41,250         41,250             0            *
Thor Culverhouse (W)..............................       6,561          6,561             0            *
Lloyd & Susan Cymrot (S)(W).......................      78,739         78,739             0            *
Crown Development, Inc. (S).......................      82,500         82,500             0            *
Cherie S. Darrohn (S)(W)..........................      21,684         19,684         2,000            *
Bruce G. Dayton (S)(W)............................      27,400         27,000           400            *
Drew C. Dayton/Seleste S. Dayton (S)(W)...........      81,051         36,501        44,550            *
James E. & Jean Deitz (S)(W)......................      19,684         19,684             0            *
Cheryl Demler (W).................................      43,650          7,150        36,500            *
Daron C. Dillia (W)(6)............................     891,275        700,000       191,275        1.096%
Daron C. Dillia dba Manhattan Financial
  Group (O)(S)(6).................................   4,861,178      4,367,903       493,275        5.894%
Nilesh & Sonai Desai (S)(W).......................      78,481         39,370        39,111            *
Determined Productions, Inc. (S)(W)...............     354,331        354,331             0            *
Clifford Dobson Family Limited Partnership
  (S)(W)..........................................      80,630         39,370        41,260            *
Gerald J. Dobson & Kathryn H. Dobson
  Loving Trust (S)(W).............................      25,245         25,245             0            *
Misty Dorman (S)..................................      25,410         25,410             0            *
Suresh J. Doshi (W)...............................      13,123         13,123             0            *
Donna L. Doxey (W)................................      82,500         82,500             0            *
The Drucker Family Trust (S)(W)...................     119,089         53,766        65,323            *
Lisa Eccles (S)(W)................................      19,684         19,684             0            *
EG Investments, LLC (S)(W)........................      19,684         19,684             0            *
John G. Egbert (S)(W).............................     101,270         39,370        61,900            *
IRA FBO Eric D. Emanuel (W).......................      19,685         19,685             0            *
Enterprise Events Group, Inc. (S)(W)..............      19,684         19,684             0            *
The Epstein Family Trust (S)(W)...................      19,684         19,684             0            *
E.S.K. Enterprises, LLC/Jill Berlinger/Richard
  Berlinger (W)...................................       6,561          6,561             0            *
Timothy J. & Joy L. Feller (S)(W).................      27,559         27,559             0            *
Dennis W. Ferchland (S)...........................      20,625         20,625             0            *
Financial Services Group, Inc (S)(W)..............   1,955,758      1,955,758             0        2.407%
Carla A. Fisher (W)...............................      13,123         13,123             0            *
Hyman Jack Foreman (S)(W).........................      25,684         19,684         6,000            *
Ronald D. Foreman (S)(W)..........................      94,589         78,739        15,850            *
Stuart Gary Friedman (S)(W).......................      29,627         29,527           100            *
Galaxy Global Investments Int'l., LLC (S)(W)......      19,684         19,684             0            *
Gardner Growth Fund, LP (S)(W)....................      19,684         19,684             0            *
David L. Garrett (S)(W)...........................      13,322         13,122           200            *
C. Robert & Patricia M. Gates (S)(W)..............      19,684         19,684             0            *

                                                       SHARES
                                                    BENEFICIALLY                    SHARES
                                                       OWNED                     BENEFICIALLY
                                                       BEFORE        AMOUNT      OWNED AFTER
STOCKHOLDER                                          RESALE (1)    OFFERED (2)      RESALE      PERCENT (3)
-----------                                         ------------   -----------   ------------   -----------
Fran Golden (S)(W)................................      19,684         19,684             0            *
Don Golden (S)(W).................................      59,055         59,055             0            *
Amanda Golden with Fran & Don Golden as Custodians
  under the Uniform Gifts to Minors Act (S)(W)....      19,684         19,684             0            *
Lyndsay Golden with Fran & Don Golden as
  Custodians under the Uniform Gifts to Minors
  Act (S)(W)......................................      19,684         19,684             0            *
Charles Goodman, Trustee of the C&B Goodman Rev.
  Trust (S)(W)....................................      83,054         59,054        24,000            *
Michael E. Gottlieb 1992 Trust (S)(W).............       8,684          8,684             0            *
Michael E. Gottlieb 1992 Trust (S)(W).............      19,684         19,684             0            *
Robert M. & Joyce S. Graham (JTWROS) (S)(W).......      19,684         19,684             0            *
Joseph K. Grote (S)...............................      41,250         41,250             0            *
Hachma International, S.A. (S)(W).................     118,110        118,110             0            *
Bruce B. Hall (S).................................      41,250         41,250             0            *
Michael J. Hardesty, (S)(W).......................      48,364         39,369         8,995            *
Willard Harpster, Jr. (O).........................      81,476         79,276         2,200            *
The Harris Family Trust, Neal & SueAnn Harris,
  Trustees (S)(W).................................      40,055         39,055         1,000            *
George D. Harris/Barbara F. Harris (S)(W).........      39,370         39,370             0            *
Todd and/or Mary Jo Harris (S)(W).................      39,720         39,370           350            *
Gerald Lynn Hayward (S)...........................      41,250         41,250             0            *
Andrew M. Heiner (W)..............................      50,000         50,000             0            *
Craig Heiner/Debby Heiner (W).....................       8,267          8,267             0            *
D. Craig Heiner Profit Sharing Plan (W)...........       6,561          6,561             0            *
Jeffrey A. Heyser (S)(W)..........................      12,562         12,562             0            *
Ingrid Von Mangoldt Hills (S)(W)..................      59,055         59,055             0            *
Darrell J. Horne (W)..............................      82,500         82,500             0            *
Jerry J. Hudson (S)(W)............................      54,186         54,186             0            *
Carl L. Humphreys Inc. Profit Sharing Plan, Carl
  L. Humphreys, TTEE (S)(W).......................      20,699         19,684         1,015            *
Ron S. Hurwin/James Russell (S)(W)................      19,684         19,684             0            *
Ron S. Hurwin, TTEE of Ron & Duffy Hurwin Rev.
  Trust (S)(W)....................................      19,684         19,684             0            *
H. A. Husain (S)(W)...............................      19,671         19,671             0            *
Informix Corporation (S)..........................     510,204        510,204             0            *
Lawrence L. Jacobs (S)............................      15,000         15,000             0            *
Amna S. Jamhour (S)(W)............................      23,250         23,250             0            *
JenDav Investments (S)(W).........................      39,370         39,370             0            *
Rick L. Jensen (S)(W).............................      39,370         39,370             0            *
Sterling K. Jenson (S)(W).........................     115,383         75,750        39,633            *
Soon-Yon Jin (W)..................................      41,250         41,250             0            *
Michael Kain (S)(W)...............................      79,339         78,739           600            *
Bonnie L. Kaye (S)(W).............................      40,631         29,631        11,000            *
Billie R. and M. Virgina Keeler (S)(W)............      24,184         19,684         4,500            *
Steven Keller (S)(W)..............................      76,001         74,376         1,625            *

                                                       SHARES
                                                    BENEFICIALLY                    SHARES
                                                       OWNED                     BENEFICIALLY
                                                       BEFORE        AMOUNT      OWNED AFTER
STOCKHOLDER                                          RESALE (1)    OFFERED (2)      RESALE      PERCENT (3)
-----------                                         ------------   -----------   ------------   -----------
Paul Kessler (S)(W)...............................     100,130         98,430         1,700            *
Norman G. Kosco/Barbara L. Kosco (S)(W)...........      59,055         59,055             0            *
Marlo J. & Elma N. Krogue, Trustees of the Mayo J.
  Krogue Family Trust (S)(W)......................      19,684         19,684             0            *
Kuwait Real Estate Company (S)(W).................     196,851        196,851             0            *
Lance J. Larson (S)...............................      41,250         41,250             0            *
Robert Yin Chin Lee (S)(W)........................      98,425         98,425             0            *
David W. Lewis (S)(W).............................      39,370         39,370             0            *
Vilma & Ben-Zion Levy (S)(W)......................      19,684         19,684             0            *
Luxor, L.L.C. (S)(W)..............................      47,550         47,550             0            *
Rick Majerus (S)(W)...............................      19,684         19,684             0            *
George & Lucero Marcoux (S)(W)....................      38,184         19,684        18,500            *
Bruce M. & Elaine Mark JT Tenants (S)(W)..........      10,584         10,584             0            *
David & Carol Marks (S)(W)........................      27,300         27,300             0            *
Larry and/or Audree Martin (S)(W).................      20,884         19,684         1,200            *
Masahisa Masuda (S)...............................     330,000        330,000             0            *
William L. Mazilly (S)............................     113,510        100,000        13,510            *
MBH Associates FBO Mark B. Hansen (S)(W)..........      24,384         19,684         4,700            *
Brad Mefford (S)..................................      41,250         41,250             0            *
Gary N. Miller (S)(W).............................     129,500         19,500       110,000            *
Larry W. Miller (S)(W)............................      19,684         19,684             0            *
Larry W. & Lindi Miller (S)(W)....................      42,234         19,684        22,550            *
Gary N. Miller, D.C. Money Purchase Pension
  (Trust) Plan (S)(W).............................     110,055         98,055        12,000            *
The Joann Mitchell Family Trust (S)(W)............      19,684         19,684             0            *
Doris M. Mohan Trust (S)(W).......................      19,684         19,684             0            *
Todd Morgan (S)(W)................................      27,559         27,559             0            *
Dee Moses (S)(W)..................................      19,684         19,684             0            *
Stephen Moses (S)(W)..............................      26,246         26,246             0            *
John P. & Tracy M. Murphy, JT Tenants (S).........       2,000          2,000             0            *
Orlando Nickerson (W).............................      41,250         41,250             0            *
David Novick (S)(W)...............................      21,000         21,000             0            *
Jerry E. Nutt (S)(W)..............................      20,684         19,684         1,000            *
Nuwave Limited (S)(W).............................   1,023,622      1,023,622             0        1.267%
James O'Brien (S).................................      36,800         36,800             0            *
Stephen A. Oliver Trust dtd 2/4/93 (S)(W).........      40,309         40,309             0            *
Fredrick A. & Karilene B. Pack (S)(W).............      19,684         19,684             0            *
David A. Packer or Assignee (O)(4)................     943,939          7,143       936,796        1.162%
Barbara Claire Parmeter (S)(W)....................      19,684         19,684             0            *
PDH, LTD. (S).....................................     496,537        420,361        76,176            *
C. Matthew or Pauline B. Peterson (S)(W)..........      19,684         19,684             0            *
Glenn B. Pfeffer/Susan J. Friedland (W)...........       6,561          6,561             0            *
Kenneth R. Phipps/Cherie K.C. Phipps (S)(W).......      19,684         19,684             0            *
James D. Pike (O)(W)(5)...........................     281,076        281,076             0            *
Mitchell J. & Marilyn Pike (S)(W).................      23,807         10,684        13,123            *
Kenneth H. Polk (W)...............................       6,561          6,561             0            *
Gary Post (S).....................................     150,000        150,000             0            *

                                                       SHARES
                                                    BENEFICIALLY                    SHARES
                                                       OWNED                     BENEFICIALLY
                                                       BEFORE        AMOUNT      OWNED AFTER
STOCKHOLDER                                          RESALE (1)    OFFERED (2)      RESALE      PERCENT (3)
-----------                                         ------------   -----------   ------------   -----------
Mark Preslar (W)..................................       6,600          6,600             0            *
Carol T. Racine (S)...............................      33,750         33,750             0            *
Amirali A. Rajwany (S)............................     107,625        100,000         7,625            *
Robert M. & JoAnn C. Randolph (S)(W)..............      75,870         39,370        36,500            *
Norman Ravich (W).................................       7,000          7,000             0            *
Max B. Reece (S)..................................      41,415         41,415             0            *
W. Earl Richards (S)(W)...........................     310,308        310,308             0            *
Janet W. Rigby (S)(W).............................      46,247         46,247             0            *
Steven M. Rhodes (W)..............................      34,375         20,625        13,750            *
James P. Roake (S)................................     123,750        123,750             0            *
Denise Salomon (S)(W).............................      19,684         19,684             0            *
Sanam Investment Co., Ltd. (S)(W).................      19,684         19,684             0            *
Susan D. Scott (W)................................      34,375         20,625        13,750            *
Larry R. Sears (S)................................      41,250         41,250             0            *
Richard V. Secord or Assignee (O)(4)..............   3,366,000        428,571     2,937,429        4.022%
Steven C. Segal/Rick Trono (S)(W).................      19,684         19,684             0            *
Carmel Shashua (S)(W).............................      39,370         39,370             0            *
Ronald J. & Violet A. Shivok (S)(W)...............      63,055         59,055         4,000            *
Sitrick & Company (W)(S)..........................      96,803         96,803             0            *
Peter P. Smith (W)................................      68,750         41,250        27,500            *
Joseph Smyth (S)(W)...............................     119,750        114,750         5,000            *
Peter R. Sobelton (S)(W)..........................      19,684         19,684             0            *
Wayne B. Soldati (S)(W)...........................      19,684         19,684             0            *
Southgate Plaza, Inc. (S)(W)......................      22,500         22,500             0            *
David R. Spangenberg (S)(W).......................     110,039         78,739        31,300            *
Gerald N. Stanley (W).............................      41,250         41,250             0            *
Lowell N. Steele/Deanne D. Steele (S)(W)..........      19,684         19,684             0            *
Jack M. & Geraldean Stevens (JTWROS) (W)..........      82,500         82,500             0            *
Richard M. & Carolyn Stevens (JTWROS) (W).........      41,250         41,250             0            *
Constance Haber Stevenson (S).....................      32,258         32,258             0            *
David Duane Stewart (S)(W)........................      39,370         39,370             0            *
David D. Stewart (S)..............................     124,004         41,250        82,754            *
Ross D. Stokes (W)................................      25,000         25,000             0            *
James W. Stone/Joan E. Stone (JTWROS) (S)(W)......      21,684         19,684         2,000            *
Charles D. Strang, Jr. as Trustee under the
  Charles D. Strang, Jr. Trust Agreement
  dtd 10/29/85 (S)(W).............................      29,550         29,550             0            *
Aubrey A. Swartz (S)(W)...........................      39,370         39,370             0            *
Heather Sweeney (W)...............................      23,622         23,622             0            *
Bee Bee Tan (W)...................................      41,250         41,250             0            *
TeKBanC (S)(W)....................................   1,968,504      1,968,504             0            *
Helge Theiss-Nyland (S)(W)........................      19,684         19,684             0            *
Charles Howard Thomas (W).........................      28,600         28,600             0            *
Daniel G. Thomas (W)..............................      27,500         27,500             0            *
David E. Thomas (S)(W)............................      19,684         19,684             0            *
TQ Advisors, LLC (W)..............................      13,123         13,123             0            *
Trans-Union Group, Inc. (S)(W)....................      19,684         19,684             0            *
Harley A. & Joanne E. Tucker (S)(W)...............      19,684         19,684             0            *

                                                       SHARES
                                                    BENEFICIALLY                    SHARES
                                                       OWNED                     BENEFICIALLY
                                                       BEFORE        AMOUNT      OWNED AFTER
STOCKHOLDER                                          RESALE (1)    OFFERED (2)      RESALE      PERCENT (3)
-----------                                         ------------   -----------   ------------   -----------
Le Tue (S)(W).....................................     423,228        423,228             0            *
Alan & Glenda Virdinis (S)(W).....................      21,239         19,684         1,555            *
Virdinis, Inc. Retirement Trust (S)(W)............      53,760         39,370        14,390            *
Loi Wang (S)(W)...................................      19,684         19,684             0            *
Ann Wasserman (S)(W)..............................      19,684         19,684             0            *
Peter J. White (S)(W).............................      39,370         39,370             0            *
Tony D. Wicks (S)(W)..............................      29,527         29,527             0            *
John L. and/or Evangeline H. Wilcox (S)(W)........      73,008         71,508         1,500            *
Jerry N. Williams (S)(W)..........................      19,684         19,684             0            *
Jeffrey D. Wilson (S).............................       4,500          4,500             0            *
Margo H. Wilson (S)...............................       4,500          4,500             0
Eugene M. Wolf (S)(W).............................      98,425         98,425             0            *
Annie Liu Wong/Gary C. Wong (S)(W)................      19,684         19,684             0            *
Robert Hsiang Lin Wu (S)(W).......................      98,425         98,425             0            *
Strauss Zelnick & Wendy Belzberg as Co-Trustees of
  the Zelnick/Belzberg Living Trust
  dtd 12/17/92 (S)(W).............................      19,684         19,684             0            *
Harold Werth (S)..................................      38,750         38,750             0            *
Nob Hill Capital Partners, LP (S).................      39,370         39,370             0            *
Nob Hill Capital Associates LP (S)................      13,123         13,123             0            *
Linda R. & Todd E. Zenger (S)(W)..................      39,370         39,370             0            *

------------------------

*   Less than one percent.

(1) Shares Beneficially Owned Before Resale include shares of the Common Stock underlying outstanding Resale Warrants ("W") and Resale Options ("O"). For purposes of this table, ownership of Shares Currently Outstanding ("S") is calculated based on the record number of outstanding shares believed to be held by such person as of September 18, 2000. For purposes of this table, ownership of Resale Warrants ("W") and Resale Options ("O") is based on the actual number of shares of the Common Stock underlying the referenced class of securities owned by such person as of September 30, 2000.

(2) Shares offered include Shares Currently Outstanding ("S") subject to the restrictions of the Securities Act and held by the Selling Stockholder less than two years as of the date of this Prospectus, and shares of the Common Stock underlying outstanding Resale Warrants ("W"), and Resale Options ("O").

(3) Percentage based on the number of shares of the Common Stock outstanding as of September 30, 2000, without regard to beneficial ownership as may be calculated under Rule 13d-3 of the Exchange Act.

(4) Denotes that Selling Shareholder is one of our officers and/or directors.

(5) Denotes that Selling Shareholder is one of our employees.

(6) Denotes that Selling Shareholders in an affiliate.

    A current prospectus must be in effect at the time of the sale of the Common Stock to which this Prospectus relates. Any Selling Stockholder or dealer effecting a transaction in the registered securities, whether or not participating in a distribution, is required to deliver a Prospectus. Unless otherwise exempted, the Selling Stockholders and their agents engaged in the resale of the Common Stock may be deemed underwriters under the Securities Act.

                                 LEGAL MATTERS


    Certain legal matters relating to the issuance and resale of shares hereby will be passed upon for us by Wilmer, Cutler & Pickering.


                                    EXPERTS

    The Consolidated Financial Statements and schedules for the year ended
June 30, 2000 and 1999 included or incorporated by reference in this Prospectus and in the Registration Statement to which this Prospectus relates have been audited by HJ & Associates, LLC, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein. All such Statements and Schedules are included in reliance upon such reports given upon the authority of said firms as experts in auditing and accounting.

                                MATERIAL CHANGES

    CANCELLATION OF AGREEMENTS WITH CTII. In connection with Latin America markets, in September 1999, we engaged William L. Mazilly and Amirali A. Rajwany, independent consultants, to establish a consortium in Latin America to market and deploy our Breast Imaging System throughout Central and South America. For services rendered in connection therewith, each was paid 100,000 shares of our common stock valued at $1.20 per share. As a result of their efforts, we entered into two Letter Agreements (collectively, the "Agreements") on October 28, 1999 with Computerized Thermal Imaging International, Inc. ("CTII"), an entity in which we received a 15 percent interest, whereby CTII received, among other things, 1) the exclusive right to represent the expansion of our business into Central and South America, 2) the obligation to prepare and implement a marketing strategy for deployment of our Breast Imaging System in those areas of the world, 3) the right of first refusal on our Health Card manufacturing worldwide, and 4) the obligation to sell a minimum of 100 of our Breast Imaging Systems over a two-year period in the target territories. The Agreements further provided that we would grant to CTII, as compensation, options to purchase up to 5 million shares of our common stock in 50,000 share increments contingent on their placement of each Breast Imaging System into commercial use in the specified territories. Each 50,000 block of options granted the holder thereof the right to purchase, for a period of two years, 50,000 shares of our common stock at a strike price equal to $1.6745, a 15 percent discount to the bid price of our common stock on October 28,1999.

    Pursuant to the Agreements, on June 6, 2000, we sold 10 Breast Imaging Systems to CTII for $5 million. In connection therewith, we received a down payment of $1.75 million with the remaining $3.25 million to be received upon delivery of the systems. The sales invoice obligated us to deliver the 10 systems to CTII on, or about, mid-October, 2000. In connection therewith, we expected to issue 500,000 options upon the delivery and placement of such systems into commercial use. As of the date hereof, we have not issued any options to CTII.

    In late September 2000, we advised CTII of our desire to renegotiate the foregoing Agreements given the substantial change in market conditions, the increased value of our common stock and unresolved issues concerning their deployment of our systems in Mexico. On October 11, 2000, following attempts to reach more favorable terms, we decided it was in the best interests of the Company and our shareholders to mutually terminate the Agreements and the sale of the 10 units. We accordingly have refunded by wire transfer the down payment received from CTII on the initial sale of the 10 units. In connection with the termination of the Agreements, our 15% ownership in CTII reverts back to the remaining principals of CTII and each party to the Agreements will bear the respective costs of any performance under the Agreements. In consideration of their efforts to expand our business into Latin America, Mr. Mazilly and Mr. Rajwary will retain the common stock granted to them.

    TERMINATION OF AGREEMENT WITH MANHATTAN FINANCIAL GROUP. During January 1, 1997 through September 21, 2000, we were a party to a Consulting Agreement with Manhattan Financial Group, a provider of financial advisory services. The initial term of the Consulting Agreement was for one year and automatically renewed for annual periods thereafter unless terminated upon proper notification. Consideration paid in connection with the Consulting Agreement was 100,000 shares of our common stock and a five-year option to purchase an additional 2 million shares at $.60 per share. The options, if not exercised previously, automatically terminate on November 18, 2002. On September 21, 2000, we terminated the Consulting Agreement with Manhattan Financial Group.

    RETIREMENT OF DAVID B. JOHNSTON, CHAIRMAN & CEO. On September 21, 2000, citing personal reasons, Mr. Johnston retired from his position as Chairman of the Board, a Director and Chief Executive Officer. On September 22, 2000, our Board of Directors elected General Richard V. Secord, age 67, as our Chairman and Chief Executive Officer. General Secord has served as Vice Chairman from July 1, 1997 through September 21, 2000, as a director since February 1996, as our Secretary from July 1, 1997 to June 27, 2000, as our President from
February 1996 to April 1997 and as our Chief Operating Officer from June 1995 to December 1999. He is also Chief Executive Officer and a director of CTICO. General Secord served in numerous positions while performing military service. He was the first military officer to be appointed Deputy Assistant Secretary of Defense (Near East, Africa and South Asia). General Secord received a Bachelor of Science degree from the United States Military Academy. He is also a graduate of the United States Air Force Command and Staff College, and United States Naval War College. In addition, he holds a Masters degree in International Affairs from George Washington University.

    General Secord's 3-year employment agreement with us expired on September 18, 2000. We are currently renegotiating a new employment agreement with General Secord.

    DAVID A. PACKER EXECUTES EMPLOYMENT AGREEMENT. David A. Packer signed a new employment agreement on September 29, 2000. The term of the agreement is for three years beginning April 30, 2000 and calls for compensation of $200,000 per year, plus statutory stock options covering 1,000,000 shares of Common Stock at an exercise price of $3.625 per share. One-fourth (250,000) of the options vest immediately and one-fourth of the options vest on each anniversary date of the agreement. The options granted to Mr. Packer are governed by our 1997 Stock Option and Restricted Stock Plan. If the employment agreement is terminated for "cause" as defined in the agreement, or Mr. Packer voluntarily terminates the agreement, all of the options granted to Mr. Packer thereunder, and which have not vested, shall be forfeited. The agreement subjects Mr. Packer to a two-year non-compete restriction, the obligation to give us the right to take advantage of any business opportunity, and the duty not to reveal any confidential information about the business of the Company.

                 INFORMATION INCORPORATED INTO THIS PROSPECTUS

    The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the following documents or information filed with the SEC.

    1. The Company's Annual Reports on Form 10-KSB for the fiscal years ended June 30, 1999 and June 30, 2000, as amended.

    2. The Company's Proxy Statement for the Annual Meeting of Stockholders dated May 22, 2000.

    3. All future filings by the Company with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all securities offered under this Prospectus have been either sold or deregistered.

    You may request a copy of these filings at no cost by writing to us at:
Computerized Thermal Imaging, Inc., 476 Heritage Park Boulevard, Suite 210, Layton, Utah 84041, or by calling us at (801) 776-4700. We will not provide copies of exhibits to these filings unless the exhibits are specifically incorporated by reference into the body of the filing.

                                    PART II

                     Information Not Required in Prospectus

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated expenses to be incurred in connection with the distribution of the securities being registered. The expenses shall be paid by the Registrant. No expenses will be paid by the security holders.

SEC Registration Fee........................................  $ 58,756*
Printing and Engraving Expenses.............................  $  5,000*
Legal Fees and Expenses.....................................  $ 45,000*
Accounting Fees and Expenses................................  $  5,000*
Blue Sky Fees and Expenses..................................  $  5,000*
Transfer Agent Fees.........................................       500*
Miscellaneous...............................................     1,000*
                                                              --------
Total.......................................................  $120,256*
                                                              ========

------------------------

*   Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Our Articles of Incorporation do not specifically address indemnification of our directors and officers, except to make a general reference that the directors "may exercise all rights, powers, and privileges...conferred upon similar corporations organized under and by virtue of the laws of the State of Nevada". Sections 78.751 and 78.752 of the Nevada Revised Statutes permit a corporation to indemnify, among others, any officer or director against certain liabilities under specified circumstances, and to purchase and maintain insurance on behalf of its officers and directors.

    Consistent with the overall scope of Section 78.751 of the Nevada Revised Statutes, Article VI of our Bylaws, included in Exhibit 3.2 hereto and incorporated herein by reference, provides, in general, that any director or officer who is the subject of or a participant in a threatened, pending or completed legal action by reason of the fact that such individual is or was a director or officer shall be indemnified and held harmless by our from and against the consequences of such action if it is determined that he acted in good faith and reasonably believed (i) his conduct was in our best interest,
(ii) in all other cases, that his conduct was not opposed to our best interests, and (iii) with respect to criminal proceedings, that he had no reasonable cause to believe his conduct was unlawful; provided that if it is determined that such person is liable to us or is found liable on the basis that personal benefit was improperly received by such person, the indemnification is limited to reasonable expenses actually incurred by such person in connection with the legal action and shall not be made in respect of any legal action in which such person shall have been found liable for willful or intentional misconduct in the performance of his duty to us. Any indemnification (unless ordered by a court of competent jurisdiction) shall be made by us only upon a determination that indemnification of such person is proper in the circumstances by virtue of the fact that it shall have been determined that such person has met the applicable standard of conduct.

    Our Bylaws also provide that reasonable expenses, including court costs and attorneys' fees, incurred by our officers and directors in connection with a covered legal action shall be paid by us at reasonable intervals in advance of the final disposition of such action, upon receipt by us of a written affirmation by such person of his good faith belief that he has met the standard of conduct necessary for indemnification, and a written undertaking by or on behalf of such person to repay the amount paid or reimbursed by us if it is ultimately determined that he is not entitled to be indemnified.

    Our Board of Directors may also authorize us to indemnify our employees or agents, and to advance the reasonable expenses of such persons, to the same extent, following the same determinations and upon the same conditions as are required for the indemnification of and advancement of expenses to our directors and officers. As of the date of this Registration Statement, the Board of Directors has not extended indemnification rights to persons other than directors and officers.

    Our Bylaws also provide that we have the power and authority to purchase and maintain insurance or another arrangements on behalf of any director, officer, employee, or agent of our or any affiliate of the Company on similar terms as those described in Section 78.752 of the Nevada Revised Statutes. Our Articles of Incorporation relieve our directors from liability for monetary damages to the full extent permitted by Nevada law. Sections 78.751 and 78.752 of the General Corporation Law of the State of Nevada authorize a corporation to indemnify, among others, any officer or director against certain liabilities under specified circumstances, and to purchase and maintain insurance on behalf of its officers and directors.

ITEM 16. EXHIBITS

                                 EXHIBIT INDEX

    The following exhibits are filed, or were previously filed, as part of this Registration Statement:

*     Incorporated herein by reference to Registration Statement
      Form SB-2 filed March 3, 1998, as subsequently amended.
**    Filed herewith.
***   Incorporated by reference as noted.
****  Previously filed.


     EXHIBIT NO.              IDENTIFICATION OF EXHIBIT
---------------------         -------------------------
         3(a)*                Articles of Incorporation filed 6/10/87.

         3(b)*                Amendment to Articles of Incorporation filed 7/31/87.

         3(c)*                Amendment to Articles of Incorporation filed 9/12/89.

         3(d)*                Amendment to Articles of Incorporation filed 11/06/89.

         3(e)*                Amendment to Articles of Incorporation filed 4/22/92.

         3(f)*                Amendment to Articles of Incorporation dated 2/17/98.

         3(h)*                Bylaws, as Amended 01/15/98.

         4(a)*                Common Stock specimen.

            5**               Legal Opinion of Wilmer, Cutler & Pickering.

        10(a)*                Consulting Agreement dated November 5, 1997 between the
                              Company and Daron Dillia doing business as Manhattan
                              Financial Group.

        10(b)*                Computerized Thermal Imaging, Inc. Employee Stock Option
                              Agreement dated January 15, 1998 between the Company and
                              Richard V. Secord.

        10(c)*                Computerized Thermal Imaging, Inc. Employee Stock Option
                              Agreement dated June 12, 1995 between the Company and
                              Richard V. Secord.

        10(d)*                Computerized Thermal Imaging, Inc. Employee Stock Option
                              Agreement dated June 12, 1995 between the Company and
                              Richard V. Secord.

        10(e)*                Amendment to Employee Stock Option Agreement dated
                              January 26, 1998 between the Company and David Packer.

        10(f)*                Amendment to Employee Stock Option Agreement dated
                              January 26, 1998 between the Company and Richard V. Secord.

        10(g)*                Computerized Thermal Imaging, Inc. Consultant Stock Option
                              Agreement dated November 18, 1997 between the Company and
                              Daron Dillia d/b/a Manhattan Financial Group.

        10(h)*                Computerized Thermal Imaging, Inc. 1995 Stock Option Plan.

     EXHIBIT NO.              IDENTIFICATION OF EXHIBIT
---------------------         -------------------------
        10(i)*                Computerized Thermal Imaging, Inc. 1997 Stock Option and
                              Restricted Stock Plan.

        10(k)*                Contract between TRW Systems Integration Group and
                              Computerized Thermal Imaging, Inc. dated October 29, 1996.
                              [Articles VI, XXIV, XXXII, and Appendix A have been omitted pursuant to a Request for Confidential Treatment.
                              Accordingly, the material has been filed separately with the
                              SEC.]

        10(l)*                Clinical Trial Agreement dated September 16, 1997 between
                              Thermal Medical Imaging, Inc. and Health Research
                              Association.

        10(m)*                Contract between TRW Systems Integration Group and Thermal
                              Medical Imaging, Inc. dated June 19, 1997. [Articles VI,
                              XXIV, XXXII, and Appendix A have been omitted pursuant to a
                              Request for Confidential Treatment. Accordingly, the
                              material has been filed separately with the SEC.]

        10(n)*                Clinical Trial Agreement dated November 7, 1997 between
                              Thermal Medical Imaging, Inc. and the University of Southern
                              California.

        10(o)*                Clinical Trial Agreement dated June 4, 1998 between Thermal
                              Medical Imaging, Inc. and Mt. Sinai Hospital.

        10(p)*                Clinical Trial Agreement dated February 14, 1998 between
                              Thermal Medical Imaging, Inc. and Providence Hospital.

        10(q)*                Clinical Study of Examination of Breast for Identification
                              of Suspicious Tissue Using Clinical Examination and
                              Mammography With and Without the TMI Thermal Imaging System
                              (Protocol for all clinical trial agreements).

        10(r)*                Beach Boulevard L.L.C. Securities Purchase Agreement.

        10(s)***              Executive Severance Agreement attached as Exhibit 10(fff) to
                              Form SB-2, Amendment #9, filed June 6, 2000.

        10(t)***              Bales Scientific, Inc Acquisition documents incorporated by reference to Form 8-K dated April 18, 2000 and filed
                              April 27, 2000 and Form 8-K/A dated April 18, 2000 and filed
                              June 16, 2000.

        10(u)***              Letter Agreements dated October 28, 1999 with Computerized
                              Thermal Imaging International incorporated by reference to
                              Form 10-QSB dated December 31, 1999 and filed February 18,
                              2000.

        10(v)***              Lease Agreement dated May 31, 2000 between Computerized
                              Thermal Imaging, Inc. and St. Paul Properties, Inc.
                              attached as Exhibit 10(aa) to Form 10-KSB for the year ended
                              June 30, 2000.

           16***              Letter from Ham, Langston & Brezina dated August 23, 1999
                              and included in Form 8-K/A dated August 17, 1999 and filed
                              August 25, 1999 consenting to the statements contained
                              herein.

        23(a)**               Consent of Counsel. (included in Exhibit 5)

        23(b)**               Consent of HJ & Associates, LLC.

           24*                Power of Attorney.

           27*                Financial Data Schedules.

           99***              Audit Committee Charter attached as Exhibit 99 to Form SB-2,
                              Amendment #9, filed June 6, 2000.

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) To include any prospectus required in Section 10(a)(3) of the Securities Act;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That for purposes of determining any liability under the Securities Act,
    (i) the information omitted from the Prospectus filed as part of this Registration Statement, as permitted by Rule 430A of the Securities Act and to be contained in the form of Prospectus to be filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act, shall be deemed to be incorporated by reference into this Registration Statement at the time it is declared effective, and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given the latest quarterly report it is specifically incorporated by reference in the prospectus to provide such interim financial information.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Layton, State of Utah, on October 26, 2000.


                                                       COMPUTERIZED THERMAL IMAGING, INC.

                                                       By:             /s/ DAVID A. PACKER
                                                            -----------------------------------------
                                                                    David A. Packer, President

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


/s/ RICHARD V. SECORD                          October 26, 2000
--------------------------------------------
RICHARD V. SECORD
Chairman of the Board and Chief Executive
Officer

/s/ DAVID A. PACKER                            October 26, 2000
--------------------------------------------
DAVID A. PACKER
Director, President & Chief Operating Officer

/s/ BRENT M. PRATLEY, M.D.                     October 26, 2000
--------------------------------------------
BRENT M. PRATLEY, M.D.
Director

/s/ MILTON R. GEILMANN                         October 26, 2000
--------------------------------------------
MILTON R. GEILMANN
Director

/s/ HARRY C. ADERHOLT                          October 26, 2000
--------------------------------------------
HARRY C. ADERHOLT
Director

/s/ KEVIN L. PACKARD                           October 26, 2000
--------------------------------------------
KEVIN L. PACKARD
Chief Financial Officer, Secretary &
Treasurer

/s/ DAVID A. PACKER                            October 26, 2000
--------------------------------------------
David A. Packer
Attorney in Fact